[Letterhead of Monday Ltd]


                                                               November 19, 2002


               Withdrawal of Registration Statement on Form S-1
                         Registration Number 333-87408
                          Original Filing May 2, 2002




Ladies and Gentlemen:

          Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement (the "Registration Statement") of Monday Ltd, a Bermuda company, and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. The Form S-1 is being withdrawn due to the fact that the PricewaterhouseCoopers Network of Firms agreed to terminate the agreement by which the management consulting and technology services business of PricewaterhouseCoopers would be separated and sold, as described in the S-1, to the public as Monday Ltd. Monday Ltd further advises the Commission that no securities included in the Registration Statement have been or will be sold or otherwise distributed.

          Your assistance in this matter is greatly appreciated. Please feel free to contact Erik R. Tavzel at


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(212) 474-1796 or John T. Owen at (212) 474-1880 with any questions you may have.


                                           Sincerely,

                                           MONDAY LTD,

                                           by  /s/ Thomas A. Leipzig
                                           --------------------------------
                                           Thomas A. Leipzig
                                           Director


Securities and Exchange Commission
      450 Fifth Street N.W.
            Washington, D.C. 20549

VIA EDGAR